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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (AMENDMENT NO. 2)(1)


                                SAFETY 1ST, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                              (Title of Securities)


                                    786475103
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                                 (CUSIP Number)


                               James T. Byrne, Jr.
                             Office of the Secretary
                            Deutsche Banc Alex. Brown
                               130 Liberty Street
                            New York, New York 10006
                                 (212) 250-1869

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graey & Karabell, LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-2400


                                 April 22, 2000
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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     (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                    Schedule 13D Amendment No. 2


     This Amendment No. 2 amends and supplements the Statement for Notification by a Five Percent Owner of an Issue on Schedule 13D, as filed with the Securities and Exchange Commission on August 8, 1997 (the "Schedule 13D") by DB Capital Partners, Inc. (formerly know as BT Capital Partners, Inc.) ("DB Capital") with respect to its ownership of the Common Stock, par value $.01 per share, of Safety 1st Inc. (the "Issuer").

     Unless otherwise indicated, the information set forth in the Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     DB Capital entered into a Tender Agreement, dated as of April 22, 2000, among Dorel Industries, Inc., a Quebec corporation ("Parent"), Diamond Acquisition Subsidiary Inc., a Massachusetts corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), Safety 1st, Inc., a Massachusetts corporation (the "Company") and certain other stockholders of the Company, Michael Lerner, Michael Bernstein, Mark Owens, and Bear Stearns & Co., Inc. The stockholders executing the Tender Agreement collectively own approximately 60% of the outstanding shares of the Company's common stock. Pursuant to this agreement, DB Capital is contractually bound to tender its shares in connection with Purchaser's offer to purchase all of the outstanding shares of the Company for a purchase price of $13.875 per share.





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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: May 31, 2000


                                        BANKERS TRUST CORPORATION


                                        By: /s/ Joseph Wood
                                            --------------------------------
                                            Name: Joseph Wood
                                            Title: Senior Vice President